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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share

(Title of Class of Securities)

M87915-10-0

(CUSIP Number)

Eyal Issaharov Bank Hapoalim B.M. 50 Rothschild Blvd. Tel Aviv 66883, Israel 972-3-5676532	Jennifer Janes Bank Leumi le-Israel B.M. 34 Yehuda Halevi Street Tel Aviv 65546, Israel 972-3-5149419

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M87915-10-0	13D	Page 2 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bank Hapoalim B.M. Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 31,589,662
8. Shared Voting Power 448,298
9. Sole Dispositive Power 31,589,662
10. Shared Dispositive Power 448,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,037,960
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 20.8% (1)
14.	Type of Reporting Person (See Instructions) BK

(1)	Based on ordinary shares outstanding as at May 31, 2007, as reported by the Issuer in its Form 20-F filed on June 25, 2007 and calculated in accordance with Rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 3 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tarshish Hahzakot Vehashkaot Hapoalim Ltd. Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 448,298
9. Sole Dispositive Power 0
10. Shared Dispositive Power 448,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 448,298
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) less than 0.01% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on ordinary shares outstanding as at May 31, 2007, as reported by the Issuer in its Form 20-F filed on June 25, 2007 and calculated in accordance with Rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 4 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bank Leumi le-Israel B.M. Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 31,567,372
8. Shared Voting Power 0
9. Sole Dispositive Power 31,567,372
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,567,372
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 20.5% (1)
14.	Type of Reporting Person (See Instructions) BK

(1)	Based on ordinary shares outstanding as at May 31, 2007, as reported by the Issuer in its Form 20-F filed on June 25, 2007 and calculated in accordance with Rule 13d-3(d)(1)(i).

Item 2.	Identity and Background

See Schedules A and B below, which Schedules have been amended to read in their entirety as set forth below.

Item 3.	Source and Amount of Funds or Other Consideration

The following paragraph is hereby added to this Item 3:

This Amendment No. 1 to this Statement relates to warrants to purchase Ordinary Shares granted to the Banks in connection with separate equipment finance facilities respectively provided by the Banks to the Issuer.

Item 4.	Purpose of Transaction

The following paragraph is hereby added to this Item 4:

The purpose of the acquisition of the warrants was to permit Tower to provide non-cash consideration to the Banks in connection with the provision by the Banks of the respective equipment facility agreements requested by Tower.

Item 5.	Interest in Securities of the Issuer

The following paragraphs (a)(1), (a)(2) and (a)(3) of this Item 5 are hereby amended to read in their entirety as follows:

(a)	(1)	Leumi is the beneficial owner of 31,567,372 Ordinary Shares, consisting of 25,986,842 Ordinary Shares issuable upon conversion of its currently convertible Capital Note and 5,580,530 Ordinary Shares issuable upon exercise of its currently exercisable warrants. Leumi’s ownership represents approximately 20.5% of the Ordinary Shares outstanding based on the most recently available filing with the Securities and Exchange Commission (the “Commission”) by Tower and calculated in accordance with rule 13d-3(d)(1)(i).

	(2)	Hapoalim is the beneficial owner of 32,037,960 Ordinary Shares, consisting of 25,986,842 Ordinary Shares issuable upon conversion of its currently convertible Capital Note and 6,051,118 Ordinary Shares issuable upon exercise of currently exercisable warrants (including warrants to purchase 5,602,820 Ordinary Shares held by Hapoalim and a warrant to purchase 448,298 Ordinary Shares held by Tarshish, its wholly-owned subsidiary). Hapoalim (and Tarshish’s ownership, as aforesaid) represents approximately 20.8% of the Ordinary Shares outstanding based on the most recently available filing with the Commission by Tower and calculated in accordance with rule 13d-3(d)(1)(i).

	(3)	Tarshish is the beneficial owner of 448,298 Ordinary Shares issuable upon exercise of its currently exercisable warrant, representing less than 0.01% of the Ordinary Shares outstanding based on the most recently available filing with the Commission by Tower and calculated in accordance with rule 13d-3(d)(1)(i).

The following paragraphs (b)(1) and (b)(2) of this Item 5 are hereby amended to read in their entirety as follows:

(b)	(1)	Leumi has sole voting and dispositive power over 31,567,372 Ordinary Shares consisting of 25,986,842 Ordinary Shares issuable upon conversion of a currently convertible Capital Note and 5,580,530 Ordinary Shares issuable upon exercise of currently exercisable warrants to purchase Ordinary Shares.

	(2)	Hapoalim has sole voting and dispositive power over 31,589,662 Ordinary Shares consisting of 25,986,842 Ordinary Shares issuable upon conversion of a currently convertible Capital Note and 5,602,820 Ordinary Shares issuable upon exercise of currently exercisable warrants and Hapoalim and Tarshish share voting and dispositive power over 448,298 Ordinary Shares issuable upon exercise of a currently exercisable warrant held by Tarshish.

The following paragraph is hereby added to the end of this Item 5:

Neither the filing of this Amendment No. 1 to this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person (as defined above) that any such Reporting Person and any other persons or entities constitute a “group” for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder. Further, the filing of this Amendment No. 1 to this Statement shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has voting and dispositive power, as reported herein. Other than Hapoalim’s interest in Tarshish, each Reporting Person disclaims any pecuniary interest in any securities of Tower owned by any other Reporting Person, and expressly disclaims the existence of a group.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following is hereby added to the end of this Item 6:

2007 Warrants

On September 10, 2007, Tower issued a warrant to purchase 1,470,588 Ordinary Shares to Hapoalim and a warrant to purchase 1,000,000 Ordinary Shares to Leumi, in each case, at an exercise price of $2.04 per Ordinary Share (collectively, the “2007 Warrants”) in connection with the equipment finance facilities provided by Hapoalim and Leumi, respectively to Tower. The warrants expire on March 31, 2010, which is the final maturity date of each facility (the “Expiration Date”), but the Expiration Date for Leumi and Hapoalim, as the case may be, will automatically be extended to be the date, if any, after March 31, 2010 upon which all of Tower’s obligations to said Bank under said facility have been fully discharged.

For the avoidance of doubt, nothing in the 2007 Warrants is intended to derogate from the provisions of each equipment facility agreement, including, inter alia, establishing March 31, 2010 as the final maturity date for each such equipment facility.

As is the case with respect to the previous warrants held by the Reporting Persons, the number of Ordinary Shares issuable upon exercise of the 2007 Warrants is subject to adjustment upon the occurrence of certain events, such as dividends and distributions, share splits and combinations, reclassifications, reorganizations and mergers. In addition, each holder of a 2007 Warrant will be eligible to participate in rights offerings that may be made by Tower on the same basis and at the same time as such rights may be exercised by shareholders of Tower (in such number as to which the holder would be entitled had the holder exercised its entire 2007 Warrant into shares immediately prior to the record date for such rights offering).

Each of the 2007 Warrants also contain registration rights provisions similar to those applicable to the previous warrants.

The foregoing summary of the 2007 Warrants is qualified in its entirely by reference to the full texts of the 2007 Warrants filed as Exhibits 15 and 16 to this Schedule 13D and incorporated herein in their entirety by reference.

Item 7.	Material to Be Filed as Exhibits

1.	Conversion Agreement, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Hapoalim B.M.*

2.	Conversion Agreement, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M.*

3.	Registration Rights Agreement, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M.*

4.	Registration Rights Agreement, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Hapoalim B.M.*

5.	Warrants, each dated August 4, 2005, granted by Tower Semiconductor Ltd. to Bank Leumi le-Israel B.M. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4.47 to the Annual Report on Form 20-F of Tower Semiconductor Ltd. for the Fiscal Year ended December 31, 2005 (Commission File No: 0-24790)).

6.	First Amendment, dated September 28, 2006, between Tower Semiconductor Ltd. and Tarshish Hahzaka Vehashkaot Hapoalim Ltd. to Warrant dated December 11, 2003.*

7.	First Amendment, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M. to Warrant dated December 11, 2003.*

8.	First Amendment, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M. to Warrant dated August 4, 2005.*

9.	First Amendment, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Hapoalim B.M. to Warrant dated August 4, 2005.*

10.	Tag Along Agreement, dated September 28, 2006, between Israel Corporation Ltd. and Bank Hapoalim B.M.*

*	Previously filed with the original filing of this Statement on Schedule 13D

11.	Tag Along Agreement, dated September 28, 2006, between Israel Corporation Ltd. and Bank Leumi le-Israel B.M.*

12.	Agreement, dated September 28, 2006, among Bank Hapoalim B.M., Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd.*

13.	Agreement, dated September 28, 2006, among Bank Leumi le-Israel B.M., Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd.*

14.	Joint Filing Agreement among Bank Leumi le-Israel B.M., Bank Hapoalim B.M. and Tarshish Hahzaka Vehashkaot Hapoalim Ltd.*

15.	Warrant, dated September 10, 2007, granted by Tower Semiconductor Ltd. to Bank Hapoalim B.M.

16.	Warrant, dated September 10, 2007, granted by Tower Semiconductor Ltd. to Bank Leumi le-Israel B.M.

*	Previously filed with the original filing of this Statement on Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to this statement is true, complete and correct.

September 25, 2007

Date

/s/ Meir Marom                                                                                                                  /s/ Jennifer Janes

Signature

Meir Marom / SVP-Head of Technology Sector / Bank Leumi le-Israel B.M.             Jennifer Janes / Group Secretary

Name/Title

September 25, 2007

Date

/s/ Ofer Levy                                                                                                                   /s/ Eyal Issacharov

Signature

Ofer Levy / Chief Accountant / Bank Hapoalim B.M.                                                 Eyal Issacharov / Deputy Department Manager

Name/Title

September 25, 2007

Date

/s/ Alberto Garfunkel                                                                                                    /s/ Ofer Levy

Signature

Alberto Garfunkel / Director / Tarshish Hahzakot ve Hashkaot Hapoalim Ltd.        Ofer Levy / Comptroller

Name/Title

SCHEDULE A

Information Regarding Senior Officers and Directors of Bank Hapoalim B.M.

Board of Directors

Name	Address	Principal Occupation	Citizenship
Dan Dankner	63 Yehuda Halevi St., Tel Aviv, Israel	Chairman of the Board of Bank Hapoalim B.M.; Chairman of the board of: Israel Salt Industries Ltd., Isracard Ltd., Poalim Capital Markets Ltd.	Israeli

Yair Orgler	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Joseph Dauber	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Ido Joseph Dissentshik	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies and Journalist	Israeli

Nira Dror	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Pnina Dvorin	63 Yehuda Halevi St., Tel Aviv, Israel	Lawyer and Companies Director	Israeli

Irit Izakson	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Moshe Koren	63 Yehuda Halevi St., Tel Aviv, Israel	Banking and Financial Advisor	Israeli

Jay Pomrenze	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	USA

Mali Baron	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Nir Zichlinskey	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Leslie Littner	63 Yehuda Halevi St., Tel Aviv, Israel	Independent Adviser on Risk Management	Israeli

Efrat Peled	63 Yehuda Halevi St., Tel Aviv, Israel	CEO – Arison Holdings (1998) Ltd.	Israeli

Oded Sarig	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israeli

Senior Officers			Page 11 of 17

Name	Business Address	Principal Occupation	Citizenship
Zvi Ziv	63 Yehuda Halevi St., Tel Aviv, Israel	President and Chief Executive Officer	Israeli

Shy Talmon	63 Yehuda Halevi St., Tel Aviv, Israel	Deputy CEO and Head of Corporate Banking	Israeli

Ofer Levy	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Chief Accountant	Israeli

Yacov Rozen	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director, Head of Finance (CFO) and Head of Banking Subsidiaries	Israeli

David Luzon	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Information Technology and Operations	Israeli

Ilan Mazur	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Chief Legal Adviser to the Bank	Israeli

Hanna Pri-Zan	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Human Resources, Logistics and Procurement	Israeli

Zion Keinan	63 Yehuda Halevi St., Tel Aviv, Israel	Deputy CEO and Head of Retail Banking	Israeli

Barry Ben-Zeev	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Client Asset Management	Israeli

Doron Klausner	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director, Head of the Centre for Strategic Management and Head of Risk Management	Israeli

Alberto Garfunkel	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of International Activity	Israeli

Mario Szuszan	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Global Treasurer	Israeli

Orit Lerer	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Chief Internal Auditor of the Bank	Israeli

Yoram Weissbrem	63 Yehuda Halevi St., Tel Aviv, Israel	Secretary of the Bank	Israeli

PRINCIPAL HOLDERS OF THE ISSUED SHARE CAPITAL OF BANK HAPOALIM B.M.

NAME	% OF CAPITAL
ARISON HOLDINGS (1998) LTD	20.76%
ISRAEL SALT INDUSTRIES LTD	6.01%

Arison Holdings (1998) Ltd. - Director Information

Name	Address	Citizenship	Principal Occupation
Irit Izakson	63 Yehuda Halevi St., Tel Aviv, Israel	Israeli	Director at: Bank Hapoalim B.M., IDB Development B.M., The Israel Corporation B.M1., Chemical Industries Ltd.

Shari Arison-Glazer	23 Shaul Hamelech Blvd., Tel Aviv, Israel	Israeli & USA	Chairman of the Board of Directors - Arison Holdings (1998) Ltd.

James M. Dubin	c/o Paul Weiss, 1285 Avenue of the Americas, New York, NY	USA	Attorney - Paul Weiss

Michael M. Arison	3655 N.W. 87 Avenue Miami, FL 33178	USA	Chairman and CEO of Carnival Corporation

Jason Arison	23 Shaul Hamelech Blvd., Tel Aviv, Israel	Israeli & USA	Vice Chairman, The Ted Arison Family Foundation (Israel) Ltd.

David Arison	23 Shaul Hamelech Blvd., Tel Aviv, Israel	Israeli & USA	Student

1)	Israel Corporation is the largest holder of the Issuer’s ordinary shares

Israel Salt Industries Ltd. - Director Information

Name	Address	Citizenship	Principal Occupation
Dan Dankner	63 Yehuda Halevi St., Tel Aviv, Israel	Israeli	Chairman of the Board of Bank Hapoalim B.M.

Efrat Peled	23 Shaul Hamelech Blvd., Tel Aviv, Israel	Israeli	CEO – Arison Holdings (1998) Ltd.

Nir Zichlinskey	23 Shaul Hamelech Blvd., Tel Aviv, Israel	Israeli	Vice President – Arison Holdings (1998) Ltd.

Yitzhak Harel	15 Tomer St., Reut, Israel	Israeli	Director in various companies

Daliah Rabin	5 Harav Ashi St., Tel Aviv, Israel	Israeli	Chairman – Rabin Center

Eli Ovadia	69 Sharet St., Afula, Israel	Israeli	Chairman—Airports Authority

Nechama Ronen	Moshav Beit-Herut, Israel	Israeli	Chair – Maman Cargo Terminals and Handling Ltd.

Haim Erez	9A Mendes St., Ramat-Gan, Israel	Israeli	Director in various companies

Information Regarding Directors of Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

Board of Directors

Name	Address	Principal Occupation	Citizenship
Alberto Garfunkel	63 Yehuda Halevi St., Tel Aviv, Israel	Head of International Activity - Bank Hapoalim B.M.	Israeli

Yoram Weissbrem	63 Yehuda Halevi St., Tel Aviv, Israel	Secretary of Bank Hapoalim B.M.	Israeli

Dan Koller	63 Yehuda Halevi St., Tel Aviv, Israel	Manager ALM Division - Bank Hapoalim B.M.	Israeli

SCHEDULE B

I. Information Regarding Executive Officers and Directors of Bank Leumi le-Israel B.M

Board of Directors

Name	Business Address	Principal Occupation	Citizenship
Eitan Raff	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chairman of the Board of Directors of Bank Leumi and its subsidiaries	Israeli

Doron Cohen	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	CEO, Co-Op Blue Square Services Corporation Ltd.	Israeli

Meir Dayan	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Economist, International Business Consulting	Israeli

Moshe Dovrat	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	CEO of Beit Meniv Funding Ltd.	Israeli

Zipora Gal Yam	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Economic Consultant	Israeli

Arieh Gans	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Accounting, Tel Aviv University	Israeli

Israel Gilead	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Law, The Hebrew University of Jerusalem	Israeli

Yaacov Goldman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	C.P.A. (Isr.), Business Consultant	Israeli

Rami Avraham Guzman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Public/Government Company Advisor	Israeli

Zvi Koren	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Economic Advisor, Director and Shareholder, Teconomy Ltd.	Israeli

Jacob Mashaal	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Manager	Israeli

Vered Raichman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Owner and CEO, V. A. Raichman Consulting and Management Ltd.	Israeli

Name	Business Address	Principal Occupation	Citizenship
Efraim Sadka	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Economics, Tel Aviv University	Israeli

Nurit Segal	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Business and Economic Consultant	Israeli

Moshe Vidman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Manager Representative in Israel of Revlon.	Israeli

Executive Officers - Members of Management of Bank Leumi le-Israel B.M.

Name	Business Address	Principal Occupation – Position held with the Bank	Citizenship
Galia Maor	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	President and Chief Executive Officer	Israeli

Zeev Nahari	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Senior Deputy Chief Executive Officer, Acting CEO in the absence of the President and CEO, Chief Financial Officer, Head of Finance, Accounting and Capital Markets, Head of Finance and Economics Division	Israeli

Michael Bar-Haim	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Commercial Banking Division	Israeli

David Bar-Lev	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Human Resources	Israeli

Nahum Bitterman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chief Legal Advisor, Head of Legal Division	Israeli

Name	Business Address	Principal Occupation – Position held with the Bank	Citizenship
Baruch Lederman (as of October 1, 2007)*	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Banking Division	Israeli

Zvi Itskovitch	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of International and Private Banking Division	Israeli

Itzhak Malach	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Operations, Information Systems and Administration	Israeli

Rakefet Russak-Aminoach	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Corporate Division	Israeli

Menachem Schwartz	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chief Accounting Officer, Head of Accounting	Israeli

Daniel Tsiddon	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Capital Markets Division and Head of Group Strategy	Israeli

*	Until September 30, 2007, Yona Fogel.

II. Information regarding Persons Controlling Bank Leumi le-Israel B.M.

The Government of Israel on behalf of the State of Israel is currently the only shareholder of the Bank holding 10% or more of the means of control, with 11.94% of the issued share capital of the Bank (19.78% of the voting rights). Pursuant to Israeli law, the Government is required to avoid involvement in the ongoing management of the Bank’s affairs, and the Bank shall not be deemed to be a corporation with governmental participation in its management for the purposes of any law and for all intents and purposes. Further, under Israeli banking legislation, since September 2004 no person may control a banking corporation without receiving a control permit from the Bank of Israel, and no person may hold 5% or more of the means of control of a banking corporation without receiving a holding permit from the Bank of Israel (until that date, 10%). As of the date of this report, no such control permit has been granted to any of the Bank’s shareholders.

In November 2005, Barnea Investments B.V. was chosen by the State as the preferred bidder for the State’s holdings in the Bank and acquired from the State 9.99% of the Bank’s share capital (5% of the voting rights) with an option to purchase a further 10.01% of the capital of the Bank, subject to receipt of all necessary permits from the Bank of Israel and the other relevant supervisory authorities in Israel and overseas. An application for a control permit was made by Barnea to the Bank of Israel. The option expired on 24 May 2007 and Barnea is required to sell at least 4.99% of its shares in the Bank within a year. The State undertook that on expiration of the option as mentioned above, it would refrain from selling its remaining shares in the Bank for a period of 90 days from the date of expiration of the option.